October 15, 2013

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 101
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Anu Dubey of the Division of Investment Management of the Commission with respect to Post Effective Amendment (“PEA”) No. 101 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1 (Prospectus – Fund Summary - Fees and Expenses of the Fund)

With regard to the heading Distribution and/or Service (12b-1) Fees in the Fee and Expense table, please clarify whether the Fund is subject to distribution fees, service fees or both.

Response:

The Administrative and Investor Classes of the Fund are subject to a 0.25% fee, which may be used to compensate the distributor for distribution and/or shareholder servicing services. Accordingly, we believe the heading Distribution and/or Service (12b-1) Fees in the Fee and Expense table is an appropriate description of how the fees may be used.

COMMENT 2 (Prospectus – Fund Summary - Fees and Expenses of the Fund)

Please clarify whether the Fund may incur acquired fund fees and expenses and, if so, please include an estimate of such fees under the line item Acquired Fund Fees and Expenses in the Fee and Expense table.

Response:

While the Fund is permitted to invest in shares of other investment companies, it is not expected that the Fund will normally do so. Therefore, an estimate of such fees is not warranted in the Fee and Expense table.

COMMENT 3 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

Please confirm that the Fund’s Expense Limitation Agreement has been, or will be, filed with the Fund’s registration statement on Form N-1A.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 15, 2013

Response:

A form of the Fund’s Expense Limitation Agreement was filed with PEA No. 101 to the Fund’s registration statement on Form N-1A. A final version of the Fund’s Expense Limitation Agreement will be filed with the next PEA to the Fund’s registration statement on Form N-1A pursuant to section 485(b) of the Securities Act of 1933.

COMMENT 4 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

Please clarify whether the Fund’s investment adviser will have the ability to recoup from the Fund in the future any amounts that the investment adviser incurred pursuant to the Fund’s Expense Limitation Agreement.

Response:

No, the Fund’s investment adviser does not have the ability to recoup from the Fund expenses that the investment adviser has incurred pursuant to the Fund’s Expense Limitation Agreement. Accordingly, we do not believe that any change to the footnote to the Fee and Expense table regarding the expense limitation is warranted.

COMMENT 5 (Prospectus – Fund Summary – Expense Example)

Please note that 5- and 10-year expense numbers are not required for new funds.

Response:	We understand that the 5- and 10-year expense numbers are not required for newly organized funds but have included them for consistency across all Harbor funds.

COMMENT 6 (Prospectus – Fund Summary – Principal Investment Strategy)

Please include language in the Fund Summary – Principal Investment Strategy section that indicates compliance with Rule 35d-1 of the Investment Company Act of 1940.

Response:

Comment No. 6 is accepted. Language has been added to the Fund Summary – Principal Investment Strategy section to indicate that under normal market conditions, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities, including common and preferred stocks, of emerging market companies. The Subadviser focuses on those emerging market companies that it believes have been undervalued in the market relative to their ability to generate strong cash flows and attractive returns on capital. In addition, language has been added to the Fund Summary – Principal Investment Strategy section that states that the Fund’s 80% investment policy can be changed by the Fund upon 60 days’ advance notice to shareholders.

COMMENT 7 (Prospectus – Fund Summary – Principal Investment Strategy)

Please explain how Fund’s definition of emerging market companies as those that are “located in, or economically tied to, emerging market countries or that maintain securities that principally trade on exchanges located in emerging market countries” leads to the conclusion that the company is exposed to economic forces and risks of such emerging market country.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 15, 2013

Response:

In the case of an emerging market company, we believe that whether a particular company is located in, or principally traded on the exchange of, an emerging market county, is compelling objective evidence that the company is exposed to the economic forces and risks of such emerging market country. The location of a company in a particular emerging market country likely indicates that a significant portion of the company’s products are sold, or operations are conducted, in that emerging market country, which, therefore, would subject the company to the economic forces and risks of that particular market, such as those specifically related to labor, cost of materials, transportation, etc., as well as macroeconomic forces and risks. Shares of a company would be unlikely to be principally traded on an emerging market exchange without a significant economic tie to the country, whether that is in the location of a significant portion of the company’s operations or in the market for its securities or products. Further, consistent with Note 26 of the Adopting Release of Rule 35d-1 of the Investment Company Act of 1940, it is intended that companies that are “economically tied” to emerging market countries would be those that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in, or have at least 50% of their assets in, an emerging market country. For these reasons, we believe that Fund’s definition of emerging market companies as those that are “located in, or economically tied to, emerging market countries or that maintain securities that principally trade on exchanges located in emerging market countries” is a reasonable and appropriate method for determining emerging market exposure for the Fund.

COMMENT 8 (Prospectus – Fund Summary – Principal Risks)

Please include Mid Cap Risk and Small Cap Risk as principal risks in the Fund Summary – Principal Risks section.

Response:

Comment No. 8 is accepted. While we believe that the principal risk of investing in the Fund is that associated with investing in emerging markets rather than the size of the company the Fund may invest in, we are adding risk disclosure regarding the risks associated with investing in smaller companies to the Principal Risks section since the Fund may invest in smaller emerging market companies.

COMMENT 9 (Prospectus – The Fund’s Investments)

Please include language that states whether the Fund’s 80% investment policy may be changed by the Fund upon notice to shareholders and, if so, how much notice.

Response:

Comment No. 9 is accepted. Language stating that the Fund’s 80% investment policy may be changed by the Fund upon 60 days’ notice to shareholders has been added to The Fund’s Investments and the Fund Summary – Principal Investment Strategy sections.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 15, 2013

COMMENT	10 (Prospectus – The Fund’s Investments - Additional Information about the Fund’s Principal Securities)

Please include the language under the heading Additional Information about the Fund’s Principal Investments in the Fund’s Investments section regarding permissible types of equity securities (including investments in other investment companies) in the Fund Summary – Principal Investment Strategy section.

Response:

Comment No 10 is not accepted. We believe that equity securities represent the Fund’s principal investments and the disclosure under the heading Additional Information about the Fund’s Principal Investments serves to further identify the types of securities that are considered by the Fund to be “equity securities.” We do not believe it is necessary to include every type of permissible equity security in the Principal Investments section because the Fund expects to invest primarily in common and preferred stocks at this time and including reference to such other types of equities in the summary section could be distracting for investors.

COMMENT	11 (Prospectus – The Fund’s Investments – Additional Information about the Fund’s Principal Securities)

Please consider that convertible securities are only permitted to be classified as equity securities as long as they are “in the money” and revise any applicable disclosure as appropriate.

Response:

Comment No 11 is not accepted. We believe that to classify convertible securities as equity securities as long as they are “in the money” would not be reflective of the portfolio manager’s intention when purchasing the security. Additionally, a convertible security could fluctuate in and out of the money, causing the security to be reclassified on a daily basis. For these reasons, and because the Fund does not normally intend to purchase convertible securities, there have been no changes to the applicable disclosure.

COMMENT	12 (Prospectus – The Fund’s Investments –Information about the Fund’s Other Investments)

Please explain whether derivative instruments are included in the 80% of the Fund’s net assets, plus borrowings for investment purposes in equity securities, including common and preferred stocks, of emerging market companies.

Response:

No, derivative instruments are not included in the 80% of the Fund’s net assets, plus borrowings for investment purposes, in equity securities, including common and preferred stocks, of emerging market companies. Historically, when derivatives have been included in a fund’s 80% of net assets, plus borrowing for investment purposes, the disclosure in the Fund Summary – Principal Investment Strategy section has specifically enumerated derivatives as a type of instrument that would satisfy the 80% test.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 15, 2013

COMMENT	13 (Prospectus – The Fund’s Investments –Information about the Fund’s Other Investments)

Please consider changing “other” in the heading Information about the Fund’s Other Investments under The Fund’s Investments to “non-principal” if that is the intended meaning of “other.”

Response:

Comment No. 13 is not accepted. We believe that the heading Information about the Fund’s Other Investments appropriately characterizes those investments as not necessarily central to the Fund’s investment strategy.

COMMENT	13 (Prospectus – The Fund’s Investments –Information about the Fund’s Other Investments)

Please explain why investing without limit in equity securities and investment grade notes and bonds of U.S. issuers is an appropriate temporary investment strategy for an international fund.

Response:

In response to extraordinary market, economic or political conditions, the Fund is permitted to invest without limit in equity securities and investment grade notes and bonds of U.S. issuers. We believe that in the context of a fund focusing on emerging market equities, both U.S. equities and U.S. fixed income securities could serve as a defensive investment in times of extraordinary market, economic or political conditions. Emerging market countries present significant and different risks relative to the U.S. Global events could significantly and negatively affect emerging market issuers but have little to no impact on U.S. issuers. In fact, stocks of U.S. issuers could be viewed globally as a “safe haven” for investors as those global events unfold. We believe that preserving the flexibility of the Fund to make a defensive investment decision either involving U.S. debt or U.S. equities under extreme market conditions is beneficial to Fund investors.

COMMENT	14 (Prospectus – The Adviser and Subadviser – The Subadviser and Portfolio Manager)

Please include in the section The Adviser and Subadviser under the heading The Subadviser and Portfolio Manager language describing the Subadviser’s experience as an investment adviser.

Response:

Comment No. 14 is accepted. Language has been added to the section The Adviser and Subadviser under the heading The Subadviser and Portfolio Manager language describing the Subadviser’s experience as an investment adviser.

COMMENT	15 (Prospectus – The Adviser and Subadviser – Oaktree Emerging Markets Equity (MSCI) Composite Performance Information)

Please clarify whether the Subadviser managed any other emerging markets equity accounts that were not included in the Composite. Also, please clarify the rationale for beginning the Composite as of July 1, 2011.

Response:

No, the Subadviser did not manage any other emerging markets equity accounts that were not included in the Composite. The inception date of the Composite of July 1, 2011 is the same as the inception date of the oldest account included in the Composite.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 15, 2013

COMMENT 16 (Prospectus – Your Harbor Funds Account – How to Purchase Shares)

Please consider clarifying the language in the section Your Harbor Funds Account under the heading How to Purchases Shares that states that “[a]ll purchase orders are subject to acceptance by Harbor Funds.”

Response: Comment No. 16 is not accepted. We believe that the language in the section Your Harbor Funds Account under the heading How to Purchases Shares, which states that “[a]ll purchase orders are subject to acceptance by Harbor Funds,” is worded to provide Harbor Funds with the appropriate amount of flexibility to deny purchase orders that are not in good order as further described throughout the Prospectus. This language is intended to put shareholders on notice that purchase orders received by 4:00 p.m. Eastern time will not automatically be accepted and receive that day’s share price. This is further supported by additional language in this section, which states that “Harbor Funds at all times reserves the right to reject any purchase for any reason without prior notice . . . .” For these reasons, we decline to modify the language in the section Your Harbor Funds Account under the heading How to Purchases Shares that states that “[a]ll purchase orders are subject to acceptance by Harbor Funds.”

COMMENT 17 (SAI) – Investment Policies)

Please consider whether the Fund should be added to the policies of certain permissible investments, including specifically Common Stocks and Options on Securities, Securities Indices and Currency.

Response: The SAI is drafted in such a way that the various policies apply to each fund included in the SAI unless a particular fund is specifically exempted or unless a policy applies only to a subset of funds. In this case, the Fund has been specifically exempted from the Short Sales policy to indicate that the Fund is not permitted to engage in short sales. Each of the other policies, which specifically state application to “[e]ach Fund” and do not include a specific list of funds to which the policy applies, apply to the Fund, including Common Stocks and Options on Securities, Securities Indices and Currency.

COMMENT 18 (SAI – Investment Policies – Credit Default Swaps)

Please add language to the section Investment Policies under the heading Credit Default Swaps to clarify that if the Fund is the seller of (or writing) a credit default swap, that it would segregate the full notional value of the contact to cover the investment.

Response: Comment No. 18 is accepted. We have added disclosure to the section Investment Policies under the heading Credit Default Swaps to clarify that if the Fund is the seller of (or writing) a credit default swap, that it would segregate, set aside or restrict the full notional value of the contact to cover the investment.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 15, 2013

COMMENT 19 (SAI)

Please ensure that language regarding the types of investments that the Fund may make while assuming a temporary defensive position is included in the SAI per Item 16(d) of Form N-1A.

Response:

Language regarding the types of investments that the Fund may make while assuming a temporary defensive position is included per Item 16(d) of Form N-1A on page 1 of the SAI under Additional Policies and Investment Techniques. The language states that in response to extraordinary market, economic or political conditions, each Fund may depart from its principal investment strategies by taking large temporary positions in cash or investment-grade debt securities and that the international funds (which include the Fund) may invest without limit in equity securities of U.S. issuers and investment-grade notes and bonds. This language is also included in the Prospectus in the section The Fund’s Investments under the heading Information about the Fund’s Other Investments.

COMMENT 20 (SAI – Trustees and Officers - Board Committees)

Please include in the Trustees and Officers section under the heading Board Committees the address to which a shareholder should submit trustee nominations.

Response:	Comment No. 20 is accepted. We have included in the Trustees and Officers section under the heading Board Committees the address to which a shareholder should submit trustee nominations.

COMMENT 21 (SAI – The Distributor)

Clarify whether the Distributor is an affiliate of Harbor Funds and, if so, include the information required under item 25(b) of Form N-1A.

Response:

As a wholly-owned subsidiary of the Fund’s investment adviser, the Distributor is considered an affiliate of Harbor Funds. The information required under 25(b) of Form N-1A is included in the disclosure under the heading Actual Fees Paid to Harbor Funds Distributors Pursuant to the Distribution Plans.

*            *             *            *            *            *             *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Funds do not involve a master/feeder arrangement, (ii) none of the Funds, except the Money Market Fund, is a money market fund, (iii) shares of the Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Funds may invest.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 15, 2013

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain
Charles F. McCain
Chief Compliance Officer

Cc:	Christopher P. Harvey, Esq.
Jill Damon, Esq.
Jennifer Wendell, Esq.
Dechert LLP

David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Harbor Funds

Shanna Palmersheim, Esq.
Harbor Capital Advisors, Inc.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.